UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

PSPP Holdings, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
72452L105
(CUSIP Number)
Brian Gannon, Esq. Marck Capital Partners, LLC 600 Reisterstown Rd., Suite 716 Pikesville, MD 21208 (443) 278-8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ¨

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 8)

CUSIP NO. 72452L105			13D	Page 2 of 8

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Airport Road Associates One, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)				¨
(b)				¨
3.	SEC Use only
4.		Source of funds (See Instructions)		WC
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		¨
6.		Citizenship or Place of Organization	Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	146,388,855 shares of Common Stock
	8.	Shared Voting Power	0 shares of Common Stock
	9.	Sole Dispositive Power	90,708,792 shares of Common Stock
	10.	Shared Dispositive Power	0 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person		90,708,792 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		¨
13.		Percent of Class Represented by Amount in Row (11)	72.6%
14.		Type of Reporting Person (See Instructions)
CO

CUSIP NO. 72452L105			13D	Page 3 of 8

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Teresa Palumbo
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)				¨
(b)				¨
3.	SEC Use only
4.		Source of funds (See Instructions)		OO
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		¨
6.		Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0 shares of Common Stock
	8.	Shared Voting Power	146,388,855 shares of Common Stock
	9.	Sole Dispositive Power	0 shares of Common Stock
	10.	Shared Dispositive Power	90,708,792 shares of Common Stock
11		Aggregate Amount Beneficially Owned by Each Reporting Person		90,708,792 shares of Common Stock
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		¨
13.		Percent of Class Represented by Amount in Row (11)	72.6%
14.		Type of Reporting Person (See Instructions)
IN

CUSIP NO. 72452L105	13D	Page 4 of 8

Item 1.

Security and Issuer

The title of the class of equity securities to which this statement (“Schedule 13D”) relates is the common stock, $.001 par value per share (the “Common Stock”), of PSPP Holdings, Inc., a Nevada corporation (the “Company”).  The address of the principal executive office of the Company is 3435 Ocean Park Blvd. #107, Santa Monica, California 90405.

Item 2.

Identity and Background

I.  Airport Road Associates One, LLC

(a)

The name of the person filing this Schedule 13D is Airport Road Associates, LLC (“Airport LLC”)

(b)

The principal business address of Airport LLC is c/o 405 Schoolhouse Lane, Wayne, Pennsylvania 19087.

(c)

The principal business of Airport LLC is to hold shares of Common Stock of the Company.

(d)

During the last five years, Airport LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Airport LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Airport LLC was organized under the laws of the Commonwealth of Pennsylvania.

II.  Teresa Palumbo

(a)

The name of the person filing this Schedule 13D is Teresa Palumbo (and together with Airport LLC, the “Reporting Persons’).  Ms. Palumbo is the sole member and the Managing Member of Airport LLC.

(b)

The principal business address of Ms. Palumbo is 405 Schoolhouse Lane, Wayne, Pennsylvania 19087.

(c)

Ms. Palumbo is an independent design consultant with he principal business address at 405 Schoolhouse Lane, Wayne, Pennsylvania 19087.

(d)

During the last five years, Ms. Palumbo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Ms. Palumbo was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Ms. Palumbo is a United States citizen.

CUSIP NO. 72452L105	13D	Page 5 of 8

Item 3.

Source and Amount of Funds or Other Consideration

On December 27, 2007, Airport LLC acquired from Piedmont Properties, Inc. (i) 30,290,000 shares of Common Stock and (ii) 1,000,000 shares of Series A Preferred Stock (which is convertible into shares of Common Stock).  Airport LLC paid $53,000 to Piedmont Properties, Inc. for these shares of Common Stock and Preferred Stock.  The cash paid by Airport LLC came from capital contributions made it to by its sole member, Teresa Palumbo.

On December 28, 2008, Airport LLC entered into a stock purchase agreement with each of Marck Capital Partners, LLC (“Marck Capital”) and [Reserve Corporation], pursuant to which Airport LLC sold (i) 50,000 shares of Series A Preferred Stock to Marck Capital for a purchase price of $10,000 and (ii) 50,000 shares of Series A Preferred Stock to [Reserve Corporation] for a purchase price of $10,000.

Item 4.

Purpose of Transaction

The Reporting Person has no current intention to purchase additional shares of Common Stock.  The Reporting Persons plan to merge the Company with a privately held business which will result in the owners of the private company becoming the majority stockholders of the Company.  Other than as set forth in the preceding sentence, the Reporting Persons have no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a)

On December 27, 2007, Airport LLC entered into a stock purchase agreement with Piedmont Properties, Inc. pursuant to which Airport LLC acquired (i) 30,290,000 shares of Common Stock and (ii) 1,000,000 shares of Series A Preferred Stock (the “Series A Shares”).  The Series A Shares are convertible into such number of shares of Common Stock that equals 51% of the outstanding Common Stock of the Company immediately after the conversion.  Based on 64,499,346 shares of Common Stock outstanding as of December 27, 2007, the Series A Shares are convertible into 67,131,991 shares of common stock.  Additionally, the Series A Shares have voting rights on all matters submitted to stockholders equal to 66 2/3% of the total votes that can be cast.  Based on 64,499,346 shares of Common Stock outstanding as of December 27, 2007, the Series A Shares have 128,998,728 votes on any matter submitted to the stockholders.  The Series A Shares vote as a separate class.

On December 28, 2008, Airport LLC entered into a stock purchase agreement with each of Marck Capital Partners, LLC (“Marck Capital”) and [Reserve Corporation], pursuant to which Airport LLC sold (i) 50,000 shares of Series A Preferred Stock to Marck Capital for a purchase price of $10,000 and (ii) 50,000 shares of Series A Preferred Stock to [Reserve Corporation] for a purchase price of $10,000.

 (b)

Airport LLC may be deemed to have sole voting power over 146,388,855 shares of Common Stock (which includes the 116,098,855 votes from the Series A Shares) and dispositive power over 90,708,792 shares of Common Stock (which includes shares of Common Stock issuable upon the conversion of the Series A Shares).  Airport LLC may be deemed to have shared voting and dispositive power over no shares of Common Stock.

Teresa Palumbo may be deemed to have sole voting and dispositive power over no shares of Common Stock and may be deemed to have shared voting power over 146,388,855 shares of Common Stock (which includes the 116,098,855 votes from the Series A Shares held by Airport LLC) and shared dispositive power over 90,708,792 shares of Common Stock (which includes shares of Common Stock issuable upon the conversion of the Series A Shares held by Airport LLC).

CUSIP NO. 72452L105	13D	Page 6 of 8

(c)

The following is a description of all transactions in shares of Common Stock of the Company by the Reporting Persons effected from October 29, 2007 through December 28, 2007, inclusive:  (i) On December 27, 2007, the Airport LLC entered into a stock purchase agreement with Piedmont Properties to acquire  (i) 30,290,000 shares of Common Stock and (ii) the Series A Shares; and (ii) On December 28, 2008, Airport LLC entered into a stock purchase agreement with each of Marck Capital Partners, LLC (“Marck Capital”) and [Reserve Corporation], pursuant to which Airport LLC sold (i) 50,000 shares of Series A Preferred Stock to Marck Capital for a purchase price of $10,000 and (ii) 50,000 shares of Series A Preferred Stock to [Reserve Corporation] for a purchase price of $10,000.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Company beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement

CUSIP NO. 72452L105	13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 2008

AIRPORT ASSOCIATES ONE, LLC

Name:  Teresa Palumbo

Title:  Managing Member

/s/Teresa Palumbo

Teresa Palumbo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of PSPP Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of March, 2008.

AIRPORT ROAD ASSOCIATES ONE, LLC

By:

/s/Teresa Palumbo

Name:  Teresa Palumbo

Title:  Managing Member

/s/Teresa Palumbo

Teresa Palumbo